Exhibit 12.1

ELIZABETH ARDEN, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended June 30,
	2007	2008	2009	2010	2011
Earnings, as defined:
Net income (loss)	$37,334	$19,901	$(6,163)	$19,533	$40,989
Income taxes (benefit)	7,474	1,534	(8,316)	3,293	8,637
Fixed charges, as defined below	35,073	34,485	31,727	28,617	28,358

Total earnings, as defined below	$79,881	$55,920	$17,248	$51,443	$77,984

Fixed charges, as defined below	$35,073	$34,485	$31,727	$28,617	$28,358

Ratio of earnings to fixed charges (1)	2.28	1.62	0.54	1.80	2.75

The Company’s consolidated ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings are the sum of income (loss) from continuing operations, taxes, and fixed charges. Fixed charges include interest, amortization of debt expense, discount on premium relating to indebtedness and one-third of rental expense.

(1)	For the fiscal year ended June 30, 2009, earnings were insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of approximately $14.5 million were necessary for the fiscal year ended June 30, 2009 to provide a one-to-one coverage ratio.